April 6, 2016

James E. O’Connor, Esquire and Patrick F. Scott, Esquire

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price Fixed Income Series, Inc. (“Registrant”)
 consisting of the following series:

  T. Rowe Price Prime Reserve Portfolio (the “Fund”)

 File Nos.: 033-52749/811-07153

Dear Mr. O’Connor:

The following is in response to your comments provided on April 1, 2016 regarding the Registrant’s Post-Effective Amendment Number 33 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on February 11, 2016 (the “Amendment”). Your comments and our responses are set forth below.

Comment:

The Form N-1A facing page indicates that the Fund will go effective on May 1, 2016 pursuant to Rule 485(a)(1). Please explain to us why this fund, which is a new series, is eligible to file under 485(a)(1).

Response:

The Fund has existed as a separate series of the Registrant since 1996 and its registration statement has been updated each year thereafter with an effective date of May 1st. However, the Fund is undergoing a name change, and implementing material changes to its investment program in connection with that name change, effective May 1, 2016. Therefore, the Fund is not eligible to file its annual registration statement update this year pursuant to Rule 485(b) under the 1933 Act. Because the Fund is an existing series of the Registrant and is making material changes to its overall investment program, we believe the Form N-1A facing sheet appropriately indicated that the filing was being made pursuant to Rule 485(a)(1).

Comment:

Please explain footnote “a” to the Fees and Expenses table. If this waiver was created to maintain a positive return, please represent that the Fund will book an accrual for recoupment of voluntary waivers as soon as the fund is in a positive yield environment and will sticker the prospectus if the recoupment will materially impact the fee table. Additionally, if applicable, a note to the fee table should disclose the total dollar amount waived and subject to recoupment. Any recoupment should be limited to three years from the date of the waiver. Finally, confirm, if applicable, that the recapture provision in the adviser’s expense limitation agreement would be limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture, as supported by clearly established accounting guidance. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response:

The Fund and its Adviser have not entered into a contractual expense limitation agreement but rather the Adviser has voluntarily agreed to waive all or a portion of the management fee and reimburse operating expenses in order to maintain a zero or positive net yield. In the Amendment filed on February 11, 2016, disclosure describing the voluntary fee waiver arrangement was mistakenly omitted from the prospectus. The relevant disclosure, which appears in all of the T. Rowe Price money market funds that participate in the voluntary fee waiver arrangement, will be added to section 3 of the prospectus under “The Management Fee” in our next filing pursuant to Rule 485(b) under the 1933 Act. The disclosure that will be added is as follows:

“In an effort to maintain a zero or positive net yield for the fund, T. Rowe Price may voluntarily waive all or a portion of the management fee it is entitled to receive from the fund or pay all or a portion of the fund’s operating expenses. T. Rowe Price may amend or terminate this arrangement at any time without prior notice. Fees waived and expenses paid under this arrangement are not subject to reimbursement to T. Rowe Price by the fund.”

As the disclosure indicates, fees waived and expenses paid pursuant to the voluntary fee waiver program are not subject to reimbursement to T. Rowe Price by the Fund, even when the fund is in a positive yield environment. Consequently, there will be no instance in which the Fund would need to sticker the prospectus due to a recoupment materially impacting the fee table. Although no prior notice of changes to the voluntary fee waiver arrangement is required, we would sticker the prospectus to notify shareholders and prospects in the event the arrangement is modified or terminated. In the fee table, we are unable to include a separate “fee waiver” line item or a footnote that fully describes the voluntary fee waiver arrangement since the arrangement may be terminated at any time and therefore is not assured of reducing operating expenses for at least one year from the effective date of the Fund’s registration statement (see Instruction 3(e) to Item 3 of Form N-1A). We note that footnote “a” to the fee table is appropriate since it corresponds with Instruction 3(vii) to Item 3 of Form N-1A, which allows funds to clarify in a footnote to the table why the total annual fund operating expenses shown in the fee table do not correlate to the ratio of expenses to average net assets shown in the financial highlights table in response to Item 13 of Form N-1A. We feel it is important to include this footnote since the fee table reflects the maximum management fee rate and total expense ratio without consideration of the voluntary fee waiver arrangement, whereas the financial highlights table indicates the actual ratio of expenses to average net assets for the prior fiscal year was only 0.23%. To our knowledge, Item 3 of Form N-1A does not provide the Fund with the ability under these circumstances to add a footnote to disclose the total dollar amount waived, although the 0.32% of fee waivers is referenced in a footnote to the financial highlights table.

Comment:

Performance Presentation: For a fund that transitions from a prime money market fund to a government money market fund, the fund should include language in the Item 4(b) disclosure to the following effect:

Prior to [the transition date], the fund operated as a prime money market fund and invested in certain types of securities that the fund is no longer permitted to hold. Consequently, the performance information below may have been different if the current investment limitations had been in effect during the period prior to the fund’s conversion to a government money market fund.

This disclosure should be located in the narrative preceding the bar chart and table. This disclosure should remain in the registration statement for so long as the fund’s pre-transition performance is included in the performance presentation (i.e., 10 calendar years).

Response:

We will add this disclosure to the narrative preceding the bar chart and table.

Comment:

Please confirm that the section entitled “Omnibus Accounts” under the heading “Excessive and Short-Term Trading” is relevant to this Fund.

Response:

We confirm that the “Omnibus Accounts” section and certain other disclosures relating to our excessive trading policies are not relevant to this Fund since it is a money market fund. However, we note that the disclosure immediately preceding the section entitled “Omnibus Accounts” describes the types of transactions that are generally not subject to the 30-Day Purchase Block and lists, among other transactions, shares purchased or redeemed in money funds. Section 2 of the Fund’s prospectus describes policies and procedures relating to all of the T. Rowe

Price Variable Insurance Portfolios, including the Fund, and the excessive trading policies set forth therein reflect the policies approved by the boards of directors/trustees for all of the T. Rowe Price Funds. We do not intend to make any changes since we believe the disclosure helps investors understand the T. Rowe Price Funds’ overall policies relating to excessive trading, while appropriately pointing out that transactions in money market funds are exempt from the 30-day Purchase Block.

Comment:

Please confirm that the section entitled “Illiquid Securities” under the heading “Investment Policies and Practices is relevant to this fund.

Response:

We confirm that the section entitled “Illiquid Securities” is relevant to this Fund, although we note that some of the examples of illiquid securities set forth in the disclosure are not applicable to this Fund. We note that Rule 2a-7(a)(20) defines an illiquid security as a “a security that cannot be sold or disposed of in the ordinary course of business within seven calendar days at approximately the value ascribed to it by the fund.” Further, Rule 2a-7(4)(d)(i) requires that a money market fund not “acquire any illiquid security if, immediately after the acquisition, the money market fund would have invested more than five percent of its total assets in illiquid securities.” We intend to retain the section on illiquid securities and the associated operating policy for the Fund; however, for clarity we will remove the references to investments in private placements.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Darrell N. Braman at 410-345-2013 or Vicki Horwitz at 410-577-5024.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Fixed Income Series, Inc.